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                                  March 11, 2024

       Jill Timm
       Chief Financial Officer
       Kohl   s Corporation
       N56 W17000 Ridgewood Drive
       Menomonee Falls, Wisconsin 53051

                                                        Re: Kohl   s
Corporation
                                                            Form 10-K for
Fiscal Year Ended January 28, 2023
                                                            File No. 001-11084

       Dear Jill Timm:

              We have reviewed your March 6, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 28,
       2024 letter.

       Form 10-K for Fiscal Year Ended January 28, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 21

   1. We note your response to prior comment 2. Please expand your disclosure regarding the use of the capital
structure ratio to state that the ratio is a liquidity measure, and that it is provided to your
ratings agencies. Additionally, please add a footnote to EBITDAR to explain that this
component of the ratio excludes costs (i.e. rent) that are essential to the operation of your
stores.
 Jill Timm
FirstName   LastNameJill Timm
Kohl   s Corporation
Comapany
March       NameKohl   s Corporation
        11, 2024
March2 11, 2024 Page 2
Page
FirstName LastName
       Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services